FORUM FUNDS
THREE CANAL PLAZA, SUITE 600
PORTLAND, MAINE 04101

July 31, 2015

EDGAR FILING

Rochelle Plesset
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Forum Funds and Absolute Investment Advisers, LLC: Exemptive Order Application, File No. 812-14462

Dear Ms. Plesset:

On behalf of Forum Funds and Absolute Investment Advisers, LLC (collectively, the “Applicants”), we submitted on May 18, 2015 an application (the “Application”) seeking an order pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Rule 12d1-2(a) under the Act.

Further to communications between our firm and the staff of the Securities and Exchange Commission’s Division of Investment Management respecting the recent no-action guidance to a third party which addressed facts and circumstances substantially similar to those in the Application, we are writing on behalf of the Applicants to request that the Commission consent to the withdrawal of the Application and that the Commission take no further action with respect thereto.

We appreciate the time and attention that you and your colleagues have spent on the matter. If you have any questions concerning the foregoing, please contact me at (207) 347-2076 or by email at zac.tackett@atlanticfundservices.com.

Sincerely,

/s/ Zachary R. Tackett

Zachary R. Tackett, Esq.

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